Filed by The Toronto-Dominion Bank
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: The South Financial Group, Inc.
Commission File No.: 0-15083
     This filing, which includes (i) communications made available to employees of The Toronto-Dominion Bank and/or TD Bank, America’s Most Convenient Bank on June 1, 2010 and (ii) communications made available on the website of The Toronto-Dominion Bank on June 1, 2010, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th Floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street, Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its 2010 annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

THE FOLLOWING IS A COMMUNICATION MADE AVAILABLE ON THE WEBSITE OF
THE TORONTO-DOMINION BANK ON JUNE 1, 2010
TD BANK FINANCIAL GROUP
Q2 2010 EARNINGS CONFERENCE CALL
MAY 27, 2010
DISCLAIMER
THE INFORMATION CONTAINED IN THIS TRANSCRIPT IS A TEXTUAL REPRESENTATION OF THE TORONTO-DOMINION BANK’S (“TD”) Q2 EARNINGS CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALL. IN NO WAY DOES TD ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON TD’S WEB SITE OR IN THIS TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE WEBCAST (AVAILABLE AT TD.COM/INVESTOR) ITSELF AND TD’S REGULATORY FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.
FORWARD-LOOKING INFORMATION
     From time to time, the Bank makes written and oral forward-looking statements, including in this presentation, in other filings with Canadian regulators or the U.S. Securities and Exchange Commission (SEC), and in other communications. In addition, representatives of the Bank may make forward-looking statements orally to analysts, investors, the media and others. All such statements are made pursuant to the “safe harbour” provisions of applicable Canadian and U.S. securities laws, including the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements include, among others, statements regarding the Bank’s objectives and priorities for 2010 and beyond and strategies to achieve them, and the Bank’s anticipated financial performance. Forward-looking statements are typically identified by words such as “will”, “should”, “believe”, “expect”, “anticipate”, “intend”, “estimate”, “plan”, “may” and “could”.
     By their very nature, these statements require the Bank to make assumptions and are subject to inherent risks and uncertainties, general and specific. Especially in light of the uncertainty related to the current financial, economic and regulatory environments, such risks and uncertainties — many of which are beyond the Bank’s control and the effects of which can be difficult to predict — may cause actual results to differ materially from the expectations expressed in the forward-looking statements. Risk factors that could cause such differences include: credit, market (including equity, commodity, foreign exchange and interest rate), liquidity, operational, reputational, insurance, strategic, regulatory, legal and other risks, all of which are discussed in the Management’s Discussion and Analysis (MD&A) in the Bank’s 2009 Annual Report. Additional risk factors include changes to and new interpretations of risk-based capital guidelines and reporting instructions; increased funding costs for credit due to market illiquidity and competition for funding; the failure of third parties to comply with their obligations to the Bank or its affiliates relating to the care and control of information; the use of new technologies in unprecedented ways to defraud the Bank or its customers and the organized efforts of increasingly sophisticated parties who direct their attempts to defraud the Bank or its customers through many channels; the ability to obtain the approval of the proposed transaction with The South Financial Group, Inc. by its shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe.
     We caution that the preceding list is not exhaustive of all possible risk factors and other factors could also adversely affect the Bank’s results. For more detailed information, please see the Risk Factors and Management section of the MD&A, starting on page 65 of the Bank’s 2009 Annual Report. All such factors should be considered carefully, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements, when making decisions with respect to the Bank and undue reliance should not be placed on the Bank’s forward-looking statements. Finally, there can be no assurance that the Bank will realize the anticipated benefits related to the acquisition of the South Financial Group, Inc.
     Material economic assumptions underlying the forward-looking statements contained in this presentation are set out in the Bank’s 2009 Annual Report under the heading “Economic Summary and Outlook”, as updated in the First Quarter 2010 Report to Shareholders; and for each of the business segments, under the headings “Business Outlook and Focus for 2010”, as updated in the First Quarter 2010 Report to Shareholders under the headings “Business Outlook”.
     Any forward-looking statements contained in this presentation represent the views of management only as of the date hereof and are presented for the purpose of assisting the Bank’s shareholders and analysts in understanding the Bank’s financial position, objectives and priorities and anticipated financial performance as at and for the periods ended on the dates presented, and may not be appropriate for other purposes. The Bank does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on its behalf, except as required under applicable securities laws.

ADDITIONAL INFORMATION
     The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
     The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

CORPORATE PARTICIPANTS
Rudy Sankovic
Toronto-Dominion Bank — IR
Ed Clark
Toronto-Dominion Bank — President and CEO
Colleen Johnston
Toronto-Dominion Bank — Chief Financial Officer
Mark Chauvin
Toronto-Dominion Bank — Chief Risk Officer
Bharat Masrani
Toronto-Dominion Bank — Group Head, U.S. Personal and Commercial Banking
Tim Hockey
Toronto-Dominion Bank — Group Head Canadian Banking
Bob Dorrance
Toronto-Dominion Bank — Group Head Wholesale Banking
CONFERENCE CALL PARTICIPANTS
Michael Goldberg
Desjardins Securities
John Reucassel
BMO Capital Markets — Analyst
Ohad Lederer
Veritas Investment Research — Analyst
Brad Smith
Stone Cap Securities — Analyst
Robert Sedran
CIBC World Markets — Analyst
Andre-Phillippe Hardy
RBC Capital Markets — Analyst
Cheryl Pate
Morgan Stanley — Analyst
Darko Mihelic
Cormark Securities — Analyst
Sumit Malhotra
Macquarie Capital — Analyst
Mario Mendonca
Canaccord Genuity — Analyst
Peter Routledge
National Bank Financial — Analyst

PRESENTATION
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Good afternoon and welcome to the TD Bank Financial Group Second Quarter 2010 Investor Presentation. My name is Rudy Sankovic and I’m the Head of Investor Relations for the Bank. We’ll begin today’s presentation with strategic remarks from Ed Clark, the Bank’s CEO, after which Colleen Johnston, the Bank’s CFO, will present our second quarter operating results. Mark Chauvin, our Chief Risk Officer will then offer comments on credit quality. After that, we’ll entertain questions from those present in the room and from pre-qualified analysts and investors on the phone.
Also present today to answer your questions are Bob Dorrance, Group Head Wholesale Banking, Bernie Dorval, Group Head of Insurance, Bill Hatanaka, Group Head Wealth Management, Tim Hockey, Group Head Canadian banking and Bharat Masrani, Group Head US P&C Banking. As in the past, we’re trying to keep the call to about an hour; and Ed, Colleen, and Mark’s remarks will be about half of that time and the reminder will be for Q&A.
Please turn to slide two to go over the legal comments. At this time, I would like to caution our listeners by stating the following on behalf of those speaking today. We know that this presentation contains forward-looking statements and that there are risks that actual results could differ materially from what is discussed. Any forward-looking statements contained in this presentation represent the views of Management only as of the date hereof and are presented for purposes of assisting the Bank shareholders and analysts in understanding the banks financial position, objectives, and priorities, and anticipated financial performance as that and for the periods ended on the dates presented and may not be appropriate for any other purposes.
Certain material factors or assumptions were applied in making these forward-looking statements. For additional information on these material factors and assumptions that could cause actual results to differ please see our Q2 2010 MD&A and 2009 Annual Report, which can be found on our website at TD.com. We also refer you to our press release regarding our agreement to acquire the South Financial Group, Inc as well as TD’s and South Financial’s filings with the SEC. Also, parts of this presentation relating to the South Financial transaction will be addressed in the prospectus and proxy statement to be filed with the SEC. We urge you to read it when it becomes available as it will contain important information. Information about the particulars in the solicitation is also contained in our annual report and the proxy circular filed with the SEC and in South Financial’s proxy statement for its annual meeting filed with the SEC.
With that, I will turn it over to Ed Clark.
Ed Clark — Toronto-Dominion Bank — President and CEO
Thanks, Rudy and thank you all for joining us this afternoon. Colleen is going to be up shortly to discuss our second quarter results in detail, but I’m going to start by sharing my thoughts on our performance this quarter and then give you a sense of where we feel things are headed for the rest of the year.
Well, we had another unbelievably strong quarter, adjusted earnings were up over — were CAD$1.2 billion, but they were up 21% from last year. Our earnings per share growth was 19% and would have been higher, if not there had been a significant rise in the Canadian dollar. All of our businesses performed exceptionally well with strong double digit growth delivered by every segment. Our earnings were negatively impacted by our corporate segment. You’ll recall in the first quarter that our corporate segment results were actually better than our expectations, and for the first half of 2010, our results in this segment are about in line with what we would expect. Colleen is going to go into this in a few minutes in more detail.
Our performance was clearly fueled by record earnings in TD Canada Trust, where they delivered earnings growth of 29%. The strong housing market in Canada continued to sustain our volumes in real estate secured lending and the improving economy benefited our growing business bank. Our Wealth Management business saw earnings rise 42%. The story here is the steady improvement in equity markets which is also helping our asset gathering and sales of long term mutual funds. We’re also seeing improved net interest margin. Wholesale earnings are starting to normalize, but still rose 27% from a year ago. All of our wholesale businesses performed well in a relatively stable market, even though earnings are down quarter-over-quarter as we made the predicted return to more normal markets.
Turning to TD Bank, America’s Most Convenient Bank. Our performance was very strong and saw adjusted earnings growth of 45% on a US dollar basis. Now, the major story here is that the credit cycle in the United States seems to be improving faster than we expected. PCLs have moved below first quarter levels and impaired loan formations were stable. We remain pleased with the underlying fundamentals of our business. Margins have improved, loan and deposit volumes continue to trend up, and we continue to invest for the future, which included the opening of 11 new stores this quarter.
Our balance sheet remains very strong. The Tier 1 capital ratio hit a high of 12% and risk weighted assets remain stable. This was also a very active quarter for TD on the mergers and acquisition front with two announcements in the last six weeks. First, we acquired Riverside, First Federal, and American First in Florida with the assistance of the Federal Deposit Insurance Corporation. This transaction expanded our existing presence in the rapidly growing and deposit rich Florida market. Since we announced this transaction, we’ve had further opportunities to tour the locations and we’re feeling even better about what we see. We’re particularly impressed with the strength of employees that we acquired in these transactions. There is lots of potential in these great stores.
We also said we would look at small unassisted deals where the risks are understandable and manageable. The offer to buy the South Financial Group that we announced after the quarter ended is exactly that kind of transaction. South Financial lets us bolster our presence in the Florida market even more. We also get a strong franchise in the Carolinas. More importantly, we acquire the management talent to drive our growth in the southern United States. This deal is subject to approval by the regulators and the South Financial shareholders and is expected to close in TD’s third quarter of 2010 promptly following receipt of those approvals. We believe that this will prove to be an excellent deal for us. It is a high IRR and will be accretive to our US strategy. We’ve got a great opportunity here to introduce our retail and commercial banking model throughout South Financial’s footprint. We’ve also done extensive due diligence with the company’s management team and feel very comfortable with how we mark the book.
So what are we going to have after all these deals close? We’ll be a top 10 player in Florida with $7.5 billion in deposits and 169 stores, and South Carolina will be a top five player with 83 stores and $5.5 billion in deposits. We’ll have added established commercial banking assets, a solid network of stores and attractive to growing markets, and excellent risk managers who will be part of the growth story going forward.
In terms of our outlook it’s clear that we performed extremely well through the recovery in a tough business environment. On the economic front, everybody is trying to figure out where the world is going. On the one hand, the employment picture, GDP growth, the improvement in credit markets are all encouraging signs on both sides of the border. On the other hand, there are significant concerns about several European governments and their banking systems. We’re not worried about sovereign risk per se as we have nominal credit exposure to Greece and Portugal and our exposure to other weaker European countries is manageable. More worrying is the potential domino effect that European problems could have on the United States, which could in turn impact Canada’s economy. This means that economic growth may slow down and interest rates could stay low for a longer period of time. That could hurt volume growth and deposit spreads. At the moment, I believe that the net balance of more positive US performance and the potential negative of a drag of Europe on Canada and the United States is overall a more positive economic outlook than we had last quarter.
The second big unknown in the world is capital reform. I don’t think anyone really knows where the rules are going. Central bankers and policy makers are now more focused on sovereign credit and lost economic growth. On the other hand at least publicly, they want reform to proceed. Our capital levels remain very strong, leaving, us well-positioned to address global capital reform as it emerges.
So with that let me wrap up. I think TD has delivered exceptional results in the first half of the year and I’m quite optimistic about our future. Our Canadian Personal and Commercial businesses continue their outstanding performance and we continue to expect strong, but more moderate growth in the future. Wealth earnings are rebounding in line with the stronger direction of the capital markets, with the big risk being a fall off in equity prices and continued low interest rates. Our wholesale business is stronger than ever with what we believe is the operating model of the future and on path to more normalized, but sustainable earning levels. Our US retail bank continues to move forward with strong organic growth and stabilizing PCLs, while facing the headwinds of US regulatory changes. Clearly, there’s lots of moving pieces to the United States today and it’s too early to conclude how it will ultimately all play out. The only certainty is Reg E which we are working on carefully. I’m confident that we will continue to perform well for the balance of the year and into 2011.
Now, let me hand it over to Colleen.
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
Thanks, Ed, and good afternoon.
Q2 2010 Highlights. Total Bank adjusted net income of C$1.2 billion, up 21% from Q2 of ‘09 and down 14% from our record Q1. Adjusted diluted earnings per share for the quarter C$1.36, up 19% from last year and down 15% from last quarter. The key takeaway from this quarter is improving credit performance, with PCL at its lowest level in six quarters across all of our businesses. In addition, our gross impaired formations were also at their lowest levels since Q4 of 2008.
Total adjusted retail earnings: another new record, almost C$1.2 billion up 27% from a year ago and 8% over last quarter, despite a stronger Canadian dollar. All of our retail businesses posted double digit earnings growth versus last year with TD Canada Trust delivering yet another record quarter. Wholesale: a strong quarter with net income of C$220 million up 27% over last year, but down 41% from last quarter’s record. The corporate segment loss increased by C$79 million versus last year. Tier 1 capital ratio 12%, up 50 basis points from last quarter, mainly due to retained earnings growth.
Please turn to slide five. Reported net income of C$1.176 billion or C$1.30 per share. Adjusted net income of C$1. 234 billion or C$1.36 per share — difference between reported and adjusted results due to four items of note. These are all items you’ve seen before. It’s notable that we had a general allowance release due to improving credit metrics across all of our Canadian businesses. This is the first release since the fourth quarter of 2007 when we released CA$39 million after-tax.
Please turn to slide six. Canadian, Personal and Commercial Bank: Net income of C$761 million, yet another record, up 29% from last year and 6% from last quarter. Customer satisfaction was at the highest level we’ve ever seen in this business. We continue to see great operating leverage year-over-year. Highlights — Revenue was up 11% over last year due to strong volume growth across most banking products. Strong real estate secured lending growth continued as a result of the sustained low interest rate environment, although at a slower rate than we noted in previous quarters. Personal lending continued to show steady growth while business loan volumes started to pick up in Q2. Volumes were particularly strong in core and business deposits. Compared to last year, total lending for TDCT grew by

12%, with personal up 13% and business up 5%. TDCT deposits grew 6% with core banking growth of 22% and business deposit growth of 15%.
For the quarter revenues decreased 1% sequentially, largely due to lower net interest income because of lower number of days in the quarter partly offset by volume growth and the home equity line of credit repricing. Insurance revenues were up from last quarter as a result of market share growth and strengthening fundamentals which bodes well for the upcoming quarters and next year. Provision for credit losses: C$256 million, down 10% from last year and 19% from last quarter, mainly due to widespread improvements in personal credit quality. Business banking loan losses were CA$26 million this quarter, very low and flat to last year. We think that this late in the cycle, it is unlikely for a new large commercial losses to occur.
Expenses up 4% from last year primarily driven by higher employee compensation, increased investment in strategic enterprise initiatives, technology related items, and non-credit losses. Expenses were down 1% sequentially. Compared to last year, margin was down 2 basis points at 2.92% as higher margins in real estate secured lending were partially offset by margin compression and deposits. Although rising rates will benefit deposit margins, a competitive pricing environment will put both lending and deposit margins under pressure and will lead to more moderate revenue growth. Overall, an exceptional quarter for TD Canada Trust.
Please turn to slide seven. Global Wealth Management, which excludes TD Ameritrade, net income of C$111 million, up 42% from last year and up 10% sequentially. We have seen improving performance in this business for five straight quarters. Higher earnings were driven by higher asset levels, strong trading activity, and margin improvement. Revenue of C$612 million was up 16% from last year and up 4% from last quarter. The year-over-year increase was due to strong growth in the advice-based and mutual fund businesses, higher trading volumes, and improved net interest margin. Expenses were up 9% over last year, mainly due to higher variable compensation, mutual fund trailer fees, and higher infrastructure investment to support business growth, partially offset by lower expenses in the US wealth business. Expenses were up 1% compared to last quarter. TD Ameritrade contributed C$56 million to TD this quarter, up 17% from last year and up 30% from last quarter. The year-over-year increase was primarily due to higher core earnings at TD Ameritrade, partly offset by the impact of a stronger Canadian dollar. On the whole, a very good performance from Wealth.
Please turn to slide eight. The US Personal and Commercial Bank. In US dollars, adjusted net income $241 million for the quarter, up 45% from last year and up 12% sequentially. The FDIC-assisted Florida acquisitions we announced in the middle of April did not have a material impact on earnings and average volumes in Q2 of 2010. The US Personal and Commercial segment had a stronger performance in a challenging environment and in an uncertain regulatory environment. Revenues over $1.1 billion up 11% compared to last year due to the combined deposit fee structure introduced in connection with the Commerce conversion and integration and overall improving product mix. These fees are expected to decline as a result of new regulations to be implemented later this year, but we believe that this impact will be more than offset by declines in PCLs as the credit cycle improves.
Revenues up 5% compared to last quarter, mainly due to higher NII. In terms of volume growth we continue to see good deposit growth. Total deposits were up 6% versus last year and up 4% versus last quarter. Lending volumes were up slightly versus last quarter, but up 4% compared to last year which compares with declining lending volumes for US peer banks. Expenses were up 10% year-over-year due to new stores, continued investment in our core platform post-integration, higher FDIC premiums and increased expenses due to the current credit environment. We opened 11 new stores this quarter and acquired 69 stores with the FDIC-assisted Florida acquisitions announced in April. Compared to last quarter expenses were up 3% mainly due to higher FDIC premiums and advertising related spend. Expenses are expected to remain at elevated levels throughout the year.
Provision for credit losses, down 37% compared to last year and down 15% sequentially. Excluding provisions recorded on debt securities that are classified as loans, PCL for the quarter was $154 million, a decrease of $8 million or 5% versus last year. Mark will talk more about this shortly, but we are seeing signs of stabilization in the credit environment. Margin was up 18 basis points versus last quarter mainly due to improved deposit mix, higher average commercial loan spreads and higher investment yields. On the whole, a very good performance in the US Personal and Commercial bank given market conditions.
Please turn to slide nine, Wholesale. Net income of C$220 million down 41% from a record Q1, but up 27% year-over-year. As expected wholesale earnings started to normalize this quarter, with the exception of equity trading, our trading revenues declined versus last quarter for all businesses. Markets were more liquid and less volatile in the quarter resulting in margins narrowing to more traditional levels. Provision for credit losses down 83% year-over-year. PCL for the second quarter last year included specific provisions of C$47 million. PCL of C$10 million for the current quarter was mainly our cost of credit protection. Expenses compared to last year, expenses up 4% mainly due to investments in risk and control infrastructure. Overall, another strong quarter for wholesale with a return on invested capital up 29%.
Please turn to slide 10. On an adjusted basis the corporate segment posted a loss of C$159 million this quarter compared with an C$80 million loss last year. The higher Q2 loss was attributable to lower securitization gains, unfavorable valuations of securitization exposures, and higher net corporate expenses. As we indicated last quarter, our corporate segment loss of just C$33 million in Q1 benefited from some positive items. On a year-to-date basis the corporate segment loss was C$192 million below last year and in line with our expectations.
This quarter’s corporate segment loss is higher than the range I suggested last quarter, so let me review it. The corporate segment consists of unallocated corporate support costs, which are control related, some unallocated tax benefits, and various other costs and benefits related to treasury, liquidity, capital and balance sheet management. We have a well defined-set of principles that guide what gets allocated to the segments and what stays in the corporate segment, and those principles have stayed consistent over the years. A few years ago we talked about a range of loss of minus 20 to minus 40. Since that time we’ve doubled the size of the Bank, which means that most items have grown accordingly and on top of that the low interest rate environment and various liquidity related items have impacted the corporate segment. The corporate segment loss is difficult to predict. Going forward I’d suggest a range of C$100 million to C$150 million. Corporate expenses will continue to rise and securitization gains are expected to be lower going forward which will contribute to the higher loss levels.
Please turn to slide 11. With the increased focus on capital in light of the proposed Basel rule changes, I’d like to take a minute to talk about the strength of our capital base. We continue to have a very strong capital position. Our Tier 1 capital ratio was 12% as at Q2, compared to 11.5% last quarter. Tier 1 capital grew this quarter due to strong retained earnings growth, greater share issuance through stock option issuance exercises, and capital management activity such as the sale of certain low rated non-agency CMOs in the US. RWA declined due to foreign exchange partly offset by the impact of the Riverside deal and organic growth. As you know, we hedge our capital ratios for foreign exchange movements.
With that I will turn the presentation over to Mark.
Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
Thank you, Colleen, and good afternoon, everyone.
Please turn to slide 12. I’ll begin my comments with an overview of our performance at a consolidated level, followed by brief highlights for each of our credit portfolios. I should first point out that our gross lending portfolio slide is now available on page 24 of the appendix. Similar to prior quarters, let me remind you that the information provided in this section is presented on a credit portfolio basis versus the financial results, which are presented on a business segment basis. The primary difference is the inclusion of US credit cards in the US credit portfolio. As in the past, we’ve excluded the impact of the debt securities classified as loans, to provide a clear picture of US credit portfolio performance. I’d also note that the C$1.9 billion in FDIC-covered loans are not captured in any of the credit metrics included in this credit review.
Turning to loan portfolio quality. Gross impaired loans were down C$97 million during the portfolio in the second quarter. A stronger Canadian dollar produced a decline in US gross impaired loans. On a US dollar basis, they were flat. New impaired loan formations were down C$210 million relative to the first quarter and at their lowest level since the fourth quarter 2008. This is considered to represent a leading indicator of future credit performance.
Please turn to slide 13. Turning to provision for credit losses, second quarter PCL performance suggests credit losses have peaked. Total PCL was down C$90 million or 18% over Q1 in its lowest level since the end of the fourth quarter 2008. Reductions were noted across most portfolios. Improving credit metrics in the Canadian personal, commercial, and the wholesale bank segments resulted in a general allowance release of C$60 million. We expect a downward trend in PCL to continue.
Please turn to slide 14 for more detailed discussion of portfolio performance. With respect to portfolio performance, I would highlight the following key points. Overall, we are pleased with the performance of our Canadian P&C and Wholesale portfolios. The Personal portfolio is showing continued signs of improvement, while Commercial loans are holding at historically low levels. Our outlook for our US portfolio remains cautious, but optimistic. On balance, results in the US Personal portfolio were positive. Default rates stabilized or improved. Losses were down in the real estate secure portfolio and stable across the balance of the other portfolios.
The US commercial credit portfolio is also showing signs of stabilizing. Both defaults and losses in the Residential Commercial Real Estate portfolio appear to be nearing their peak. Defaults continued to rise in the Non-Residential Commercial Real Estate portfolio, albeit at a slowing pace. Losses showed a nominal upward trend. In the Commercial & Industrial portfolio, defaults remained elevated, but flat relative to Q1 on a US dollar basis. Losses trended up, consistent with the lag effect we expect to see at this stage of the credit cycle. Considering the current environment we are satisfied with our credit performance and expect losses to moderate. Overall, credit performance showed signs of improvement across most portfolios in the second quarter.
Before I conclude I’d like to comment on our exposure to European sovereign debt. We’ve undertaken a detailed review of our European sovereign positions and we can confirm that TD has nominal credit exposure to Greece and Portugal. Our credit exposure to Ireland, Italy, and Spain is related primarily to the governments and the large global financial institutions, and overall we are comfortable with these exposures and consider them to be manageable.
Now, I’ll turn the presentation back to Rudy.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Great. Thank you very much Mark.
That ends our formal comments and we’ll move over to the Q&A right now, so we’re asking those that are participating in the Q&A portion of the meeting to ask only one question at a time, please.

QUESTION AND ANSWER
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
For those who will be asking a question, can I ask you to identify your name and firm before asking the questions? Before ending the call today, I will ask Ed for some final remarks, so let’s get started and we’ll start with the folks in the room first. Any questions from our analysts?
Michael Goldberg — Desjardins Securities
Michael Goldberg, Desjardins Securities.
So, you’ve now got more than C$800 million of loans that were originally classified as securities classified non-performing. Am I correct in interpreting the hair cut you originally took on valuation represents in effect of phantom allowance against these loans and that’s why you don’t have any allowance actually taken against them?
And just as a follow-up on that, in the recent FDIC-assisted transactions, what equivalent, call it phantom allowance, was set up on the difference between the acquired loans and the fair value of those loans?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
Why don’t I start, Michael.
So on the debt securities, the fact we have impaireds and they’ve grown, what that suggests is that some of those securities, the losses will exceed our original credit marks when we did the deals, so you’re right we essentially had a built-in allowance. Having said that we did set up the general allowance last year, so when we reclassified from debt securities into loans we set up the GA on a retroactive basis; and we definitely have an adequate GA now against the entire portfolio, so you may continue to see those impaireds rise. That’s in fact expected, but we are fully covered in terms of the original marks as well as general allowance that we have set up, hence you don’t really see any movement in the provision.
Your second question related to the Riverside deal. The additional credit marks were about C$300 million.
Michael Goldberg — Desjardins Securities
Thank you.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question, please?
John Reucassel — BMO Capital Markets — Analyst
John Reucassel from BMO Capital Markets.

I guess since I’m limited one question, Bharat, I’ll ask you, and Ed. The earnings number out of US Bank looked quite high, so can you talk about the sustainability of the earnings number, the impact of Reg E on your non-interest income. I assume that has to come down but I don’t know if that’s true.
Then Ed if you could make comments about — we now have Financial Services reform in the United States. Despite your best efforts to build a good bank down there, they seem to be throwing up more roadblocks. Does this delay your ability to generate the required returns, push back those ultimate returns over time?
Ed Clark — Toronto-Dominion Bank — President and CEO
Isn’t that two questions, John?
John Reucassel — BMO Capital Markets — Analyst
One question in two parts.
Bharat Masrani — Toronto-Dominion Bank — Group Head, U.S. Personal and Commercial Banking
I’ll go first. Yes, John. A reasonable quarter, largely driven by, as Colleen mentioned, good deposit spreads, we are seeing good spreads on the lending book as well and fee income, as well, has been strong, which has been also helped by stabilizing credit costs.
As to how I feel going forward, you specifically asked about Reg E. For people who are not fully aware of Reg E, this is the overdraft regulation that has now been introduced in the US whereby clients would have to specifically opt in in order to qualify for that product and the effect of this should start more or less in our fourth quarter. The exact impact of that I wish it was a science because it will take analysis on how many people are opt in. We are of the view that there is a segment of our customers that want this product and over time they will opt into that product.
In addition to that some of our fee income growth has been bringing the two banks together, and we rationalize those fees that has also resulted in growth. And lastly as to what the impact would be because of the Reg E changes, my expectation is that any impact we have will be more than offset by PCL improvement in 2011, so it will be your view on the general economy and the continuing progress that we have, but as far as Reg E is concerned I see it fully offset by improving PCL performance.
John Reucassel — BMO Capital Markets — Analyst
So last quarter was roughly C$200 million in earnings, you thought you could get quarterly out of TD USA. Is that still the number?
Bharat Masrani — Toronto-Dominion Bank — Group Head, U.S. Personal and Commercial Banking
I think what you saw in this quarter is probably not a bad proxy to look at.
Ed Clark — Toronto-Dominion Bank — President and CEO
In terms of Part 2, I think you have to say on balance, obviously the changes are probably going to be negative, not positive. I think you’ve got a couple of uncertainties here, one is in fact what the actual rules will be, so I think there’s still two or three weeks to go here and US process is such that some of these rough edges get rounded off at the last moment, so I think you really kind of have to wait the month out.
Then secondly, I think the harder issue is “how does the market move to reprice things in lieu of the changes?” and so the Reg E is a perfect example. I think it’s clearly forcing the transition in the way banking is charged and I would say in some sense, it will become more Canadian-like in its style of charging than historically is the case. I’m not sure that’s necessarily a bad thing in the end. It’s just how bumpy and painful the journey is as you go from one kind of regime to the other.
So I think when we look at it, America’s Most Convenient Bank is earning us an operating return of about 18%. I think, historically, when we first went in the US, we saw 30% type returns is quite possible and in fact realized. I would say now we’re probably shading that number down closer to 25% as PCLs come off, interest rates move up, we optimize the franchise, and we absorb some of these regulatory changes, but that’s just to try to give you if you want to say as a guesstimate, do we think we’ve lost a few ROE points here? I think yes, but I think it still means we can have a good recovery in terms of the operating performance.
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
Maybe just to conclude we have now officially announced we’re doing an Investor Day on June 16th in New York City, and Bharat and I are very committed to showing you a bit of a road map in terms of where we are today, what the picture can look like three to five years out in terms of returns and profitability, and look at all of the proof points around whether it’s franchise optimization, the normalized environment, acquisitions, organic growth and lay some of that out, so we hope you can join us for that.
Ed Clark — Toronto-Dominion Bank — President and CEO
Yes, maybe you can actually — they will show you how to get to 25% ROE.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Another question in the room?
Ohad Lederer — Veritas Investment Research — Analyst
Ohad Lederer, Veritas Investment Research.
Looking at the domestic Bank, TD Canada Trust, the HELOC product has obviously been a huge winner, C$9 billion of average balance growth in the last four quarters, C$18 billion in the last eight quarters’ growth. Just wondering, Tim, as you talk to your front line staff, do you get a sense of feeling for what people are doing? Are they debt consolidating? Are they funding consumer spending? And are there any concerns at your end that the growth is a little faster than you’d like?
Tim Hockey — Toronto-Dominion Bank — Group Head Canadian Banking
If you break it down between the two parts of the lending growth on the personal and consumer side, if you talk about Real Estate Secured Lending, a lot of it is very much driven by the continued strong pace of the housing market. We see that moderating so it’s less about using HELOC because many of our customers use our home equity line of credit as a mortgage substitute, a very good mortgage substitute and more flexible.

Generally our consumer lending has continued to increase, as we all know, we think the economy is getting stronger in Canada, so we’re quite comfortable with that so I would say overall we’re still quite comfortable with the exposure we have to the Canadian consumer; and that we’re quite comfortable with how we adjudicating the credit we’re granting.
Ohad Lederer — Veritas Investment Research — Analyst
Do you think there was any pulling of drawdowns to get in advance of the April —?
Tim Hockey — Toronto-Dominion Bank — Group Head Canadian Banking
     We think the housing market in the second half of the year will be slower than the first half, and I think TD Economics just announced their belief there will be a little but of a pull back in housing prices in Canada. I concur; we’re already seeing that slowdown in growth.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Any other questions in the room before we go to the phones?
Operator, can we take calls from the phones please?
Operator
Your next question comes from Brad Smith of Stone Cap Securities. Please go ahead.
Brad Smith — Stone Cap Securities — Analyst
Thanks very much.
I had a couple of questions about the debt securities that are classified as loans. First of all that balance is moving quite a bit. I think it’s down C$1.3 billion, sequentially. I was just wondering if that is reflective of dispositions that you’re doing.
Secondly I’m just curious at the rate at which the impairments are forming there, what is it about those securities that are so different than your other credit profile, which is stabilizing, and this is getting worse?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
Sorry, on the debt securities, so we did sell about C$750 million in the non-agency CMOs this quarter, so those were some low-rated securities where it definitely made economic sense for us to free up some capital. That actually freed up about 18 basis points of capital, so Brad that would be part of the decline in the debt securities on a quarter-over-quarter basis.
Just in terms of the quality, again these are, the credit issues were all I think very much foreseeable in the original portfolio; I’ll turn that over to Mark.
Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer

Brad, I would say that our original view of the credit, we haven’t seen anything that would change that view, that it was incorrect. We anticipated a certain migration down in that portfolio as we went through to this period and really the ones that have become impaired during the past quarter were all ones that we expected to become impaired and in our view, we designated them and we provisioned for them in the general allowance.
Brad Smith — Stone Cap Securities — Analyst
And I think Colleen you mentioned we should expect those impairments to continue to rise. I think they are sitting at 13.5% roughly of the face value of the ending balance. Where do you see it going to?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
I probably can’t give you a specific prediction on that, Brad, but I think you will see an upward trend.
Brad Smith — Stone Cap Securities — Analyst
Okay, and then I had a quick question for Ed about the operating return that you were just referring to. I think it was 18% currently. Can you just run through how you calculated that number, so I can understand it?
Ed Clark — Toronto-Dominion Bank — President and CEO
Yes, basically, we look at operating capital and then we look at return on invested capital and the difference between the two is the goodwill and intangibles associated with the purchase.
Brad Smith — Stone Cap Securities — Analyst
Oh, okay so your 18% is your return, excluding your goodwill?
Ed Clark — Toronto-Dominion Bank — President and CEO
Right, exactly. When you look at a business, I always say to Bharat you can blame me for the price you pay and I blame Bharat for the operating results, so when you run the business you want to make sure that are you actually making money on an operating basis so that’s how he’s held accountable.
Brad Smith — Stone Cap Securities — Analyst
Great, but Ed if you’re not making a return on your goodwill do you think it’s appropriate to carry it on your balance sheet and have it reflected in your equity?
Ed Clark — Toronto-Dominion Bank — President and CEO
Absolutely, because it depends what you view the outcome is, so I have absolutely no question we’ll have a visit here in five years and you can look back and say yes, you were right. So absolutely, no question in my mind we have a winner in the United States.

Brad Smith — Stone Cap Securities — Analyst
And when do you review your goodwill? Is it in the third or fourth quarter?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
Yes, we review it mid-year and we do that on an annual basis, so if there’s any reason from a market or economic standpoint to review it more frequently. In the last couple of years we would have looked at that on a more frequent basis and we’ve got lots of head room in terms of valuation.
Brad Smith — Stone Cap Securities — Analyst
Thank you. I’m sorry for asking more than one question.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Not a problem. Thank you. Next question please.
Operator
Your next question comes from Robert Sedran of CIBC World Markets.
Robert Sedran — CIBC World Markets — Analyst
Hi, good afternoon. I’m not sure if this one’s for Mark or Bharat. In the past couple quarters, you’ve suggested that US credit quality is slightly flat to down, not a huge amount of torque in 2010 at the very least and it doesn’t seem like the environment is that much better at least not at the national level, so can you tell us what’s changed? Is it just that you were excessively conservative in your provisioning previously or is the northeast actually recovering faster than the rest?
Bharat Masrani — Toronto-Dominion Bank — Group Head, U.S. Personal and Commercial Banking
Robert this is Bharat.
What we are seeing is higher level of activity, so there is more confidence, there seems to be more activity in some of the areas we were not seeing before. So when a loan goes into workout there is higher likelihood and it seems to get sorted out quicker than it used to. So I would say in the northeast, obviously, it did not suffer as much as the rest of the country. It appears to be stabilizing as well.
So it’s a combination of factors and we go through an analysis every quarter, look at our portfolio, the formations that Mark went through, and we’ve not changed the way we look at this. The market appears to be stabilizing.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question, please?

Operator
Your next question comes from Andre-Phillippe Hardy of RBC Capital Markets. Please go ahead.
Andre-Phillippe Hardy — RBC Capital Markets — Analyst
Thank you, my question is for Bob Dorrance.
Looking at page 9 of the supp pack and your revenues being, call it C$175 million lower than the average over the last two quarters, yet your expenses are as high as they’ve been. In a business with so much variable comp, how does that happen?
Bob Dorrance — Toronto-Dominion Bank — Group Head Wholesale Banking
Well it happens in two ways, Andre. One, I think if you take the variable component of expenses, we accrue that on the basis of both our quarterly results as well as our target results, and reflects the underlying performance of the business. There can be variability between quarters. If you look at the last quarter and indeed last year, the revenues were significantly above average and we would have seen those revenues as being non-sustainable and would not have accrued variable comp to fully pay out on those revenues.
As revenues return to what we would think would be more normalized, variable comp will return to a more normalized level. So I guess in HR terms it’s called the S-curve and clearly, in 2009, with revenues significantly above what we consider to be normal, we didn’t pay out. As you get into 2010 and have more regular normalized revenues, the variable comp doesn’t come down as much, so that would be one part of it.
The other part is on the expense line, as Colleen mentioned, we continue to invest in the infrastructure side of the business reflecting both increased governance and control initiatives, as well as building businesses for the future.
Andre-Phillippe Hardy — RBC Capital Markets — Analyst
Is there a way you could help us understand what kind of long term efficiency ratio you’re targeting? Or you just don’t look at it that way, as a return on investment capital?
Bob Dorrance — Toronto-Dominion Bank — Group Head Wholesale Banking
Yes, I think the problem with the efficiency revenue in the business is the mix in the business swings fairly substantially and with that swing in mix comes changes in efficiency. You can see that as you compare the various banks as to how you see the mixes between the various banks and then within our bank we have quite a mix of different businesses with various pay out ratios, so it’s hard to say. At the end of the day you look more at ROIC than a targeted efficiency ratio.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question please?

Operator
Your next question comes from Cheryl Pate of Morgan Stanley. Please go ahead.
Cheryl Pate — Morgan Stanley — Analyst
Hi, good afternoon. My question is for Bharat. Obviously, we saw good improvement in the net interest margin this quarter from a multitude of factors, including better spreads on the commercial lending. Can you just talk a little bit about the competitive environment in commercial lending and the sustainability of loan yields at these levels? Clearly, there’s some good tailwinds with rates expected to rise and non-performing loans coming down, but just wondering about the yield on the loans.
Bharat Masrani — Toronto-Dominion Bank — Group Head, U.S. Personal and Commercial Banking
Cheryl, I’d say it’s a tale of two stories there. The spreads on loans are healthier. We continue to see that, but loan growth is not as strong as we would like. I think if you look at the overall industry numbers, commercial and industrial loans are down on a national basis by quite a large percentage.
In our case, we’ve been able to grow our loans. We are taking share, but when the whole market goes down, obviously, that has an impact on us. So I feel that loan spreads will, in our case, will continue at the levels we are seeing, but it’s loan growth that may be an issue going forward. Now, so the flip side is, if some of the confidence that is emerging in the US, some of the stabilization that we are seeing, if that continues then, obviously, that will start to have an impact on our customers who would want to grow again.
I think over the short-term, I see pressure on volumes, but I see continued strength in spreads, but over the next few quarters, hopefully the economy continues to improve and that should have more loan demand in the market.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question please?
Operator
Your next question comes from Darko Mihelic of Cormark Securities. Please go ahead.
Darko Mihelic — Cormark Securities — Analyst
Hi, good afternoon.
I think I’ll be the Analyst that beats a dead horse and talk about debt securities again classified as loans. As far as I can tell, it looks like you released about C$60 million of that general and then you took the provisioning against it, which leaves you with about C$195 million of general allowance against that portfolio, so the question for Mark is twofold. One, is the 2% provision enough? You’re obviously signaling it is enough, but what is the maturity profile of this loan portfolio? How far out can we look at this thing and think to ourselves that we’ve got a general of C$195 million against something that seems to be going impaired at a relatively rapid pace? Can you just speak to, if I’ve got my numbers correct and the mechanics correct?

Secondly, why should I view C$195 million provision against an C$8.8 billion book as sufficient, given that 9% of that book is already impaired?
Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
Yes, so first on the provisioning side, we re-run the provisioning methodology on a quarterly basis, and so all I can say is that based on the most current view and the modeling that we use, which is proven in our view to be correct, that the remaining provision of C$195, which is the correct number, is appropriate at this time.
In terms of the maturity profile I don’t have that off the top of my head. I would guess it would be in the — I wouldn’t even venture a guess. I’d want to give you the exact number on it, so we can certainly look at that. The number really isn’t C$8 billion. I think the troubled portfolios were in the C$6 billion range.
Ed Clark — Toronto-Dominion Bank — President and CEO
Maybe when we have our deep dive, it’s Ed here, because I think you have to start with you have a mortgage and what we have is a security so there’s an equity layer against that mortgage. You really have to get a feel for these numbers you have to start with a gross mortgage number and then you have an equity tranche and then we mark these to market where we bought them, so you have our markdown and then you added a GA on top of that so you really have to to understand what’s going on. It’s got to go all the way back up again and we can do that with Investor Days. Take you through the arithmetic of this portfolio.
Mark Chauvin — Toronto-Dominion Bank — Chief Risk Officer
Absolutely, as Michael mentioned. The discount we’re carrying at is part of our protection.
Darko Mihelic — Cormark Securities — Analyst
And I guess that would be helpful because it’s not just the level of cushion you have but the fact that what’s triggering all of the sudden high rate of improvement would also be interesting.
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
I think another interesting data point, Darko, is if you go to our shareholders report on page 25 we continue to include the table on the fair value versus amortized cost on the debt security; and, in fact, the valuation, the data points that we have on valuation, have improved now that we would consider these to be traded in an active market. For the first time in a long time actually the fair value of the portfolio exceeds the amortized costs net of the GA by roughly about C$150 million, so that would also suggest, you know that’s also very positive data point.
Now that information is less relevant now because obviously this is being treated like a loan and it’s being held at cost, but I think it’s still relevant which is why we continue to include it in the shareholders report.
Darko Mihelic — Cormark Securities — Analyst
Okay, thank you.

Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question please?
Operator
Your next question comes from Sumit Malhotra of Macquarie Capital. Please go ahead.
Sumit Malhotra — Macquarie Capital — Analyst
Good afternoon. Two hopefully quick numbers questions for Colleen.
First off, on risk weighted assets, could you please tell me the RWA associated with the Florida acquisitions was?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
That was about C$1 billion.
Sumit Malhotra — Macquarie Capital — Analyst
OK. And in the corporate segment, you gave us a little bit of color on what to expect there in upcoming quarters. Specifically, for net interest income, the uptick that was referenced in US P&C banking and net interest income was basically offset in Corporate.
Just on a quarter-over-quarter basis what would drive something like a C$40 million increase in the negative carry you have here? Is it an uptick in funding costs? Are you carrying more liquidity now with the sudden uptick in market volatility? What would drive something like that in Q2?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
There’s a variety of items, Sumit. It’s probably difficult to get into all of them and all of the related methodologies. If you’re talking on a quarter-over-quarter basis we did have some positive items in the first quarter so those numbers will move around.
Sumit Malhotra — Macquarie Capital — Analyst
So when you talk about — certainly I appreciate that you said you’ve doubled the size of the Bank in the last few years the losses are going to be bigger here, but is this something where specifically for NII those items I mentioned whether it’s recent uptick in funding costs or liquidity, are those factors that go into it or is it just more Corporate has to partially fund the rest of the segments and it’s going to be more expensive in the near term?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer

Not true to the latter point in terms of funding the segments. The low interest rate environment does have some effects on the corporate segment. An example would be earnings on excess capital which are very minor at this point in time would be a good example of the low rate environment and again, there are various liquidity related items that have a bit of a long tail and that will to you in the corporate segment for a couple of years.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question please?
Operator
Your next question comes from Mario Mendonca of Canaccord. Please go ahead.
Mario Mendonca — Canaccord Genuity — Analyst
First I want to close a loop on the question Sumit just asked and then ask a question about capital. Colleen, was your answer to the question that it was not the latter, were you specifically saying the increase in the losses in Corporate to C$150, or C$100 to C$150, does not reflect any allocation of segment expenses into corporate or maybe a lower allocation, actually that’s the nature of the question.
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
What I was trying to say in that answer is I would not want to infer that in any way there’s been any tradeoff between what’s in corporate segment and what’s in the operating segments is that those methodologies have remained very constant over the years as I mentioned in my formal remarks, so there isn’t anything specific that’s moved between. It’s just there is variability in the corporate segment and there are some valuation and accounting items that land there as well and that can create some variability.
Mario Mendonca — Canaccord Genuity — Analyst
Including the US business, nothing there?
Colleen Johnston — Toronto-Dominion Bank — Chief Financial Officer
No. Nothing.
Mario Mendonca — Canaccord Genuity — Analyst
Then the question on capital. While I can appreciate that the Bank’s capital ratio is strong and particularly strong relative to international peers, relative to your Canadian peers, it is looking light. Does that enter your thinking at all when you are thinking about — this is a question for Ed. Does that enter your thinking at all for the bank?
Ed Clark — Toronto-Dominion Bank — President and CEO

Frankly, no. I think the mistake a lot of business leaders do is spend too much time watching what their competitors do and think; we’ve always had a view of we know exactly what our strategy is and so it is somehow reached the absurdity that 12% Tier 1 now is regarded as inadequate. So we’re comfortable that we’re a extremely well capitalized Bank. My hat is off to other colleagues in Canada that are getting wonderful capital ratios and God speed to them.
Mario Mendonca — Canaccord Genuity — Analyst
Do you view your capital ratio as 12% or do you see it more as 11% or 11.5% pro forma?
Ed Clark — Toronto-Dominion Bank — President and CEO
Well, it’s 12% now. I think it will come down; obviously, we’ve indicated it will come down, so I’m not sure if it will come down as you go through the quarter and we earn money and do other things, it will come down all the way to 11.5% but it’s somewhere between 11.5% and 12% is what I think you could think of.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Next question please?
Operator
Your next question comes from Peter Routledge of National Bank Financial. Please go ahead.
Peter Routledge — National Bank Financial — Analyst
Hi, greetings. My question is for Ed.
In the last cycle, TD took or was generating capital internally at a pretty good clip and takes that excess capital and builds the thousand-branch network in the US, which is pretty substantial in and of itself. Looking forward, as the recovery takes route, TD is likely going to be in a similar situation where you’re generating a lot of internal capital at pretty high capital ratios going into the cycle. So Ed, will TD return a materially higher proportion of this surplus to shareholders in the form of buybacks or dividend raises this cycle than in the last cycle, and by implication I’m asking if TD will moderate its acquisition activity in favor of distributing more earnings to shareholders?
Ed Clark — Toronto-Dominion Bank — President and CEO
That’s a good question. I don’t think there’s a snappy answer to that. I think we certainly don’t feel under pressure to do acquisitions, if that’s maybe one way of answering this.
I think we were always convinced when we went in the United States that there was a window of opportunity here and that if you didn’t take that window of opportunity you would find yourself having actually implicitly made a decision not to go in the United States or to go in an extremely large size. As you recall, we went in; we only bought 51% of BankNorth, and then we privatized BankNorth and a couple of small acquisitions and then we did Commerce, and now we’ve done this assisted deal, and then we are hoping to do a South Financial deal.

We tend to be cautious here on making sure that we can digest and manage that which we do, but cumulatively we think we’ve got ourselves in a position where we’re not strategically challenged in the US, which is where we set out to get. Now the question is can we make money, good money, for the shareholders making acquisitions and if the answer was “yes”, then we would probably do it, but we don’t yearn to do acquisitions. I think the thing that’s different about our model is we have a remarkable organic growth model, so I think it’s certainly possible that we will return more capital.
Obviously, hanging over all of that is where the capital rules will be, and as I said in my comments, and I’m not being trivial, I think no one really knows where those will be and I think no one really knows when we’ll know what those will be. I’d like — I don’t like the uncertainty, myself, and I can appreciate that the market doesn’t like it but I think we just have to relax here and know that it’s going to take a number of months at the minimum to work itself out before we’ll know the answer to that question.
Operator
There are no further questions at this time. Please continue.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Well, thanks everyone for your questions, so I’ll turn it back to Ed for final comments.
Ed Clark — Toronto-Dominion Bank — President and CEO
Yes, well, obviously I think the core story of this is that clearly our PCL rates in Canada have started to come down. With our growth that means at a minimum I think you’ll see stabilizing PCLs and a pretty good credit environment.
I think clearly we have been surprised by the speed of the improvement in the United States. I think that has turned in to be better than we originally anticipated. I think we are very, very pleased at how our Personal & Commercial banks on both sides of the border are performing extremely well. They are solid engines of growth.
What — we’ve obviously had a decline quarter-over-quarter in the Wholesale business, but we’ve been saying for some time that that was coming and it now seems to have finally come. And I think we’re probably at the upper end of those earnings, the range that we see. We still see this as a good solid 20% ROE business and we’re very pleased in the sense that we have a franchise business there and it is already moved to where we think other banks are going.
So all in all when we look forward, I think, as I said, net balance, we’re more optimistic about the economy on both sides of the border. We recognize the fragility of the economy. I was saying to someone the other day, I think when everyone says this recovery will be fragile, when we see things in Europe we say, “Ah, so this is what fragility actually means — a fragile recovery means.” And that’s what we’re going through, but I don’t think we should over react to that. I think we turned a corner here and I think TD will emerge with obviously tremendous momentum on our side.
Thank you for your time.
Rudy Sankovic — Toronto-Dominion Bank — SVP, Investor Relations
Great. Thanks, Ed. And that concludes our meeting for today. If you do have any further questions, our IR team would be happy to answer them. Thank you very much for your time today and good afternoon.

Operator
Ladies and gentlemen, this concludes the conference call for today. Thank you for your participation. You may now disconnect your lines.

THE FOLLOWING IS A COMMUNICATION SENT TO EMPLOYEES OF TD BANK,
AMERICA’S MOST CONVENIENT BANK AND THE TORONTO-DOMINION BANK ON JUNE 1, 2010
Daily News Brief
June 1, 2010
Compiled by Brittany Roberge, Corporate and Public Affairs
TD BANK NEWS
1.	Philadelphia International Cycling Championship - Philadelphia Inquirer
Pro cyclists from 20 countries will return to Philadelphia on Sunday for the TD Bank Philadelphia International Cycling Championship. Billed as America’s biggest single-day race, this will be the 26th men’s race and the 16th Liberty Classic for women. [TD Bank is mentioned.]
2.	Developer Conley Sets Sights On Medical Facility For His Providence Waterfront Land - Providence Journal (RI)
Facing foreclosure on one of his signature properties, and a debt of more than $9 million, developer Patrick T. Conley says he is pushing forward with his vision to transform the industrial South Providence waterfront into a vibrant new city destination. [TD Bank is mentioned.]
3.	Summer Fun for Kids. Savings for Parents. - WPVI-TV (PA)
Even with all of our snow days this winter, school is finally coming to a close. And that means it’s going to be up moms, dads and other caregivers to keep the kids amused for the summer. [TD Bank is mentioned.]
4.	Answers Sought On Closed Auction House - The Telegraph (NH)
Financial questions continue to surround the final auction by the closed J.C. Devine Inc., with employees claiming they are owed more than $5,000 in back wages because the firm’s bank account was frozen “as security for the corporate debt.” In addition, prosecutors are seeking to pin down the total amount of money involved in the March 7 auction in Nashua. [TD Bank is mentioned.]
5.	Philadelphia Fan’s Guide - SI.com
With as many as three championship contenders in town these days, Philadelphia hosts some of the biggest sporting events every year. Citizens Bank Park has hosted the World Series for two years running, while the Eagles’ Lincoln Financial Field always holds big games in December and January. Meanwhile, the Sixers and Flyers light up the Wachovia Center, which paved the way for the further renovations of the Philadelphia sports complex. [TD Bank is mentioned.]
6.	Mercantile Bank, Carolina First Bank and South Financial Group being acquired by TD Bank Financial Group - Lake City Journal (FL)

Lake City customers will not notice changes immediately, but Mercantile Bank, Carolina First Bank and The South Financial Group are being acquired by a Canadian company, TD Bank Financial Group.
7.	Southeast Deals Signal M&A Slide Is Abating — American Banker
Community bank M&A activity has awakened from a two-year slump with a pair of recent deals in the Southeast. Banks are reaching historically low prices, particularly in coastal markets like Florida, Georgia and California, after the real estate collapse eroded their once-lucrative loan and deposit bases. [Toronto-Dominion Bank is mentioned.]
INDUSTRY NEWS
1.	Rule Phase of Reg Reform Promises to Be Grueling - American Banker
Even if lawmakers sign off as expected on a final regulatory reform bill before the July 4 recess, the battle over the legislation will just be a prologue to the longer and much more complicated fight over how the legislation will be implemented.
2.	Fed Officials Upbeat On U.S. Recovery — Wall Street Journal
Two senior Federal Reserve officials were upbeat Monday about the U.S. economic recovery despite the worsening debt crisis in Europe, but gave no indication the Fed is anywhere near raising interest rates.
3.	Bernanke Says Global Recovery Depends On Emerging Markets, Central Banks — Washington Post
The global economy will depend increasingly on emerging markets to foster strong growth, Federal Reserve Chairman Ben S. Bernanke said, adding that central banks worldwide must carefully weigh the timing of their withdrawals from various economic stimulus programs put in place during the financial crisis.
4.	ECB Warns Write-Downs Could Reach $239 Billion — Wall Street Journal
In the latest indication that European banks are in ill health, the European Central Bank warned late Monday that euro-zone banks face 195 billion euros ($239.26 billion) in write-downs this year and the next due to an economic outlook that remained “clouded by uncertainty.”
TD BANK NEWS
1.	Philadelphia International Cycling Championship June 1, 2010 — Philadelphia Inquirer
Pro cyclists from 20 countries will return to Philadelphia on Sunday for the TD Bank Philadelphia International Cycling Championship.
Billed as America’s biggest single-day race, this will be the 26th men’s race and the 16th Liberty Classic for women.

Here is the schedule of weekend events:
Saturday: 7 a.m. Philadelphia Insurance Time Trials. Registration for this event is at 6 a.m. in front of the Art Museum; one can race against the clock on a five-mile course that starts and ends at the foot of the Art Museum and runs along Martin Luther King Drive.
Sunday: 7:15 a.m. to 8:45 a.m., AstraZeneca Wellness Challenge. Cyclists can ride the same course as the pros, including Kelly Drive, the Manayunk Wall and Lemon Hill, on Sunday morning before the races. Register in advance at www.procyclingtour.com or Sunday beginning at 6 a.m. at the main staging area at Kelly Drive and Sedgely Avenue, just below the Art Museum. The fee is $45 in advance, $55 on the day of event.
Sunday: 8:30 a.m. to 4 p.m., Philadelphia Cycling, Health and Fitness Expo. Check out everything you need to know about cycling, fitness, and sports on the course side of the Benjamin Franklin Parkway.
Sunday: 9 a.m., TD Bank Philadelphia International Cycling Championship; 9:10 a.m., Liberty Classic women’s race.
Sunday: 11:45 a.m., Junior PCT Grand Prix. This is open to riders ages 15 to 18 who qualify to compete on a loop between Logan Circle and Eakins Oval. Go to www.procyclingtour.com for details.
Sunday: 12:45 p.m., Cadence Cycling Foundation Sprints. Approximately 40 riders ages 8 to 16 will compete in heats between Logan Circle and Eakins Oval, followed by an awards ceremony.
Sunday: 8 a.m. to end of championship race. TD Bank Family Fun Zone. Looking for something fun to do with the kids between laps? Check out the zone at the base of the Art Museum steps.
Visit www.procyclingtour.com for more information and to buy VIP tickets for access to Champions Row from 8:30 a.m. to 4 p.m.
Top
2.	Developer Conley Sets Sights On Medical Facility For His Providence Waterfront Land By Philip Marcelo June 1, 2010 — Providence Journal (RI)
PROVIDENCE — Facing foreclosure on one of his signature properties, and a debt of more than $9 million, developer Patrick T. Conley says he is pushing forward with his vision to transform the industrial South Providence waterfront into a vibrant new city destination.
Gone is a controversial plan to build a hotel, condominium, marina and marine terminal complex on about six acres of old oil tank fields that he owns next to Conley’s Wharf, the historic warehouse redevelopment on Allens Avenue that Conley owns and is in foreclosure.

Now, Conley says, a group of Massachusetts investors wants to buy him out to build a medical complex.
A newly formed company, Rhode Island Medical Arts LLC, has proposed building a long-term care hospital for patients recovering from major medical illnesses or injuries.
The $300-million development would include an extended-stay hotel for the families of patients, a marina and a marine terminal for cruise ships and ferry boats, according to a proposal that has been informally presented to the mayor and City Council members in recent months.
Mayor David N. Cicilline says the project has the potential to create 2,000 permanent health-care jobs. “Anytime a developer says that they are going to create 2,000 jobs, we sit and listen. When and if they make a formal proposal we’ll review it carefully.”
The investor group formed in March 2010, according to state records, and includes Manuel Lipson, the former president of Spaulding Rehabilitation Hospital, a long-term care hospital in Boston, and Stanton D. Shifman, a Boston-area developer.
Conley says he would use proceeds from the potential $12-million sale of the dock and an area now used as a parking lot to pay his debts on the properties, including a now delinquent $1.1-million loan owed to Barrington businessman Joseph S. Ruggiero.
Ruggiero is foreclosing on Conley’s Wharf to get his money, but the foreclosure is being challenged by Bank of America, another one of Conley’s investors, in Superior Court, Providence.
Conley also owes $2 million to TD Bank and another $6 million to a group of Chicago-area investors led by Stanley Gurnick, a Chicago-based financial adviser who grew up in South Providence.
Conley said he believes he can pull off the sale, even if he doesn’t see a dime of profit and he loses Conley’s Wharf to foreclosure.
“Even if I lose the building, the building itself is still there,” Conley says of the wharf. “It was derelict and vacant, and wasn’t even on the National Register of Historic Places before I took it over. Now, it’s a vibrant artist colony. As far as I’m concerned, that is a successful venture, whether Patrick Conley ends up owning it or not.”
He said later: “It’s not all about money. It is about a legacy. It is enough of a reward for me to be the catalyst for the development of the South Providence waterfront, where my ancestors settled in 1870 when they came from Ireland.”
To date, Conley says, he has spent about $14 million on the project: $6.8 million to open Conley’s Wharf and $7 million to build a parking lot and a dock on the old oil tank field next door.
The two properties opened in 2007. Today, Conley says that Conley’s Wharf houses about 42 small businesses (none of which will be affected by the foreclosure). In addition, he said, American Cruise Lines will bring 27 excursions this summer into the dock.
Conley says he has another year and a half on his $2-million loan from TD bank, and that he met with his Chicago investors in April to assure them that he’ll deliver on their investment. “They have great confidence in me, and I have great confidence in myself to be able to sell the property and pay everyone off, including Mr. Ruggiero.”
Ruggiero, who had purchased the dock and parking lot land with Conley as an equal share partner, is not so sure. “It’s going nowhere. I’m getting old, and I want out.” The problem is that the sale to Rhode Island Medical Arts hinges on two factors largely out of Conley’s control: city approval of a hotly contested proposal to rezone the waterfront, and extensive environmental cleanup of the former industrial site.
Cicilline has proposed changing the Waterfront 3 zone (of which Conley’s properties are a part) to allow for non-water-dependent enterprises, such as hotels, marinas and medical complexes. Local companies and manufacturers fear the rezoning would strangle their businesses and are waging a public relations battle against it.
Two former owners of Conley’s properties — energy company National Grid and Cargill, the international agricultural and food giant — are required to remediate the site and are developing a plan to present to the state Department of Environmental Management.
Conley says the process is gaining momentum but acknowledges it might still be years from completion. “This is not a dead deal. This is a very valuable piece of property. Anyone can see the development potential.”
Top
3.	Summer Fun for Kids. Savings for Parents. By Amy Buckman May 31, 2010 — WPVI-TV (PA)
Even with all of our snow days this winter, school is finally coming to a close. And that means it’s going to be up moms, dads and other caregivers to keep the kids amused for the summer.
Fortunately, you don’t have to spend a lot to do that.
The library’s a great place to start the hunt for cheap summer fun.
Many local libraries have summer reading clubs, where children can earn prizes, while keeping their reading skills sharp during the school break.
And if your child reads ten books over the summer, it can really pay off, thanks to TD Bank’s sumemr reading program.
Michael Carbone of TD Bank in Philadelphia explains, “The summer reading program incents them to read 10 books. And if they read 10 books, we’ll put $10 into an existing account or open a new account for them. If they read 20 books, we’ll put another $10 in for them.”
Movies are always fun in the summer — especially when air-conditioned theaters provide a break from the heat.
Regal Cinemas are once again sponsoring their Free Family Film Festival on Tuesday and Wednesday mornings at 10:00.

Arrive early to get tickets at the box office the morning of the show for classics like “ET” and new films like “Cloudy with a Chance of Meatballs.”
Also, check out the website Kids Bowl Free (http://www.kidsbowlfree.com/) to find out which bowling alleys near you are offering two free bowling games for children each day of the summer when you purchase a low-price family pass.
Top
4.	Answers Sought On Closed Auction House By David Brooks June 1, 2010 — The Telegraph (NH)
Financial questions continue to surround the final auction by the closed J.C. Devine Inc., with employees claiming they are owed more than $5,000 in back wages because the firm’s bank account was frozen “as security for the corporate debt.” In addition, prosecutors are seeking to pin down the total amount of money involved in the March 7 auction in Nashua.
“We want to know how much money did they collect, what was sold that day, and what happened to the money?” said James Boffetti, a senior assistant attorney general who is chief of the state Consumer Protection Bureau. “We want to look at (the company’s) books.”
Boffetti has given an estimate of $200,000 collected in sales at the consignment auction and $145,000 owed to people who owned the firearms, but said this figure is far from certain.
J.C. Devine Inc. was founded 35 years ago and was run by Joe Devine out of second-floor offices at 20 South St., Milford. Devine died Feb. 24 at age 72.
At that point, the March auction had already been planned, with glossy catalogues printed and distributed, so the company went through with it. A May 9 auction had also been scheduled but it was later canceled, and earlier this month the company shut down. A notice on the door says it has “suspended operations due to the passing of our president and CEO Joseph Devine” and tells people to write to a post office box, adding “We are doing our best to address all concerns in a timely manner.”
The March auction featured dozens of modern and historic firearms. They included engraved dueling pistols in a special case, a Chicago “palm pistol” known as The Protector, a Japanese sword of the type called wakizashi, and an 1803 flintlock rifle. People knowledgeable in the field say it wasn’t uncommon for J.C. Devine’s auctions to collect several hundred thousand dollars from buyers, some of it in cash.
Since the sale, many questions have arisen. Boffetti said his office has heard from “about 15” consignors who say they were not paid after their items were apparently sold.
One of those is Harvey Pendelton of Idaho, who had previously sold several guns through J.C. Devine, which was one of the most prominent firearms auction houses in the country.
Pendelton said he put up an 1878 Browning rifle at the March auction, and was told by office manager Denise Rankins that it had sold, and then by e-mail that it sold for $14,500. He has yet to see any money, he said.

“They wouldn’t return phone calls, e-mails. I started panicking,” he said in a telephone interview Friday.
Pendelton said he has retained a law firm, looking to get the money or the gun, which was left to him by his father.
“I’ve sold lots of collector cars ... I’ve never run into any problem even close to this,” he said.
J.C. Devine had been in the firearms auction business for 35 years and had an excellent reputation. Pendelton says he chose them because of the company’s high standing.
On May 6, 2 1/2 months after Devine’s death, J.C. Devine Inc. was listed on AuctionZip.com, a popular auction-industry Web site, with Bernice Rankins listed as contact. Rankins is a Hillsboro resident who worked for the company for many years.
Rankins is one of five employees who have filed claims for unpaid wages with the state Department of Labor, for amounts ranging from $291 to almost $3,000.
Letters from estate lawyer Ruth Tolf Ansell, representing J.C. Devine Inc., say that “TD Bank has frozen the corporate bank account as security for the corporate debt” and that “the corporation does not have any other assets from which wages can be paid at this time.”
Court paperwork says the late Joe Devine was “president, treasurer, secretary and sole stockholder” of the company, and that one of Devine’s sons, Joseph J. Devine of Hancock, is executor of the estate.
Devine’s obituary says the son lives in Brookline, but he could not be reached for comment.
Top
5.	Philadelphia Fan’s Guide What a sports fan needs to know — and do — in these 10 U.S. cities By Robert Dougherty June 1, 2010 — SI.com
With as many as three championship contenders in town these days, Philadelphia hosts some of the biggest sporting events every year. Citizens Bank Park has hosted the World Series for two years running, while the Eagles’ Lincoln Financial Field always holds big games in December and January. Meanwhile, the Sixers and Flyers light up the Wachovia Center, which paved the way for the further renovations of the Philadelphia sports complex.
Beyond the professional ranks, Philadelphia is a prime destination for other major events. The TD Bank Philadelphia International Cycling Championship is among them, proving that the city isn’t just about the Phillies, Eagles, Sixers and Flyers. College sports such as “Big Five” hoops, soccer, lacrosse and boxing have also made a home here.
The myths and occasional brutal truths about Philadelphia fanatics can be hard to get through. However, the rewards are plentiful for those who seek some of the best sports action in the country. These days, that action is defined by Philadelphia’s current champions, and by their sparkling new home.
Top
6.	Mercantile Bank, Carolina First Bank and South Financial Group being acquired by TD Bank Financial Group By Karl Burkhardt May 31, 2010 — Lake City Journal (FL)
Lake City customers will not notice changes immediately, but Mercantile Bank, Carolina First Bank and The South Financial Group are being acquired by a Canadian company, TD Bank Financial Group.
Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Financial Group.
Suzanne Norris, Market President of Mercantile Bank, said business is continuing as usual. “This will make Mercantile Bank stronger,” Norris said. “TD Bank is known for its commitment to customer service.”
TD Bank reports that customers will be served by the same people at the same locations.
The acquisition requires regulatory approval and TSFG shareholder approval.
Under the agreement, TD Bank will acquire 100% of the outstanding common shares of South Financial Group for approximately $61 million in cash or TD common stock.
“Upon completion of the transaction, TD will acquire all of The South Financial Group and all of its businesses and obligations, including all deposits of Carolina First Bank, which also operates as Mercantile Bank in Florida,” TD Bank reported.
TSFG reported, “In addition, immediately prior to completion of the transaction, the United States Department of the Treasury will sell to TD its $347 million of South Financial preferred stock and the associated warrant acquired under the Treasury’s Capital Purchase Program and discharge all accrued but unpaid dividends on that stock for total cash consideration of approximately $130.6 million.”
The South Financial Group is a bank holding company serving small businesses, middle market companies and retail customers in the Carolinas and Florida. At March 31, 2010, it had approximately $12.4 billion in total assets and 176 branch offices.
The South Financial Group operates Carolina First Bank, which conducts banking operations in North Carolina and South Carolina (as Carolina First Bank), and in Florida (as Mercantile Bank). At March 31, 2010, approximately 44% of TSFG’s total customer deposits were in South Carolina, 45% were in Florida, and 11% were in North Carolina. On April 20, The South Financial Group reported a first quarter 2010 net loss available to common shareholders of $85.8 million, or $(0.40) per diluted share, compared to a net loss available to common shareholders of $193.9 million, or $(0.90) per diluted share, for fourth quarter 2009 and $90.8 million, or $(1.10) per diluted share, for first quarter 2009.

Additional investor information is available at www.thesouthgroup.com.
TD Bank is one of the 15 largest commercial banks in the United States with $152 billion in assets, and provides customers with a full range of financial products and services at more than 1,000 locations from Maine to Florida. TD Bank, N.A., is headquartered in Cherry Hill, N.J., and Portland, Maine.
TD Bank’s slogan is “America’s Most Convenient Bank.”
For more information, visit www.tdbank.com
Top
7.	Southeast Deals Signal M&A Slide Is Abating By Rachel Witkowski June 1, 2010 — American Banker
Community bank M&A activity has awakened from a two-year slump with a pair of recent deals in the Southeast.
Banks are reaching historically low prices, particularly in coastal markets like Florida, Georgia and California, after the real estate collapse eroded their once-lucrative loan and deposit bases.
Two northeast Florida banks planted the M&A-revival seed when Jacksonville Bancorp Inc. announced a merger with rival Atlantic BancGroup Inc. on May 10. The deal was the Southeast’s first in two years without Federal Deposit Insurance Corp. assistance and with a capital infusion from outside investors.
“This is a small but meaningful example of what needs to develop” in terms of investors’ supporting community banks, said Christopher Marinac, a bank analyst at FIG Partners LLC in Atlanta. “We’re a little further along in the credit cycle for buyers to consider [a deal] versus a year ago; it would not have hit their radar screen.”
A week later, another deal was announced — by Toronto-Dominion Bank, which agreed to buy South Financial Group Inc. in Greenville, S.C., with its 67 Florida branches in addition to 110 in the Carolinas.
Potential buyers are “getting very competitive for Florida franchises,” said Ken Thomas, an economist and independent bank consultant in Miami. The bidding is also competitive in Texas and California because “that’s where all the growth is and that’s where all the money” will be once the economy stabilizes, he said.
Fueling investor interest is the fact that bank stocks are bargains compared with tangible book value, said Ben Bishop, chairman of Allen C. Ewing & Co., an investment banking firm in Jacksonville. “There is a lot of private-equity money interested in buying into banks on a bargain basis,” he said.
Though the Jacksonville Bancorp and TD Bank deals differ in size and structure, Marinac said, the acquisition targets, Oceanside Bank and South Financial, were both in the “limp-

along” category. They might not have failed, but they would have just “limped along for a long time,” he said.
A bank holding company controlled by CapGen Financial Group (the investment firm founded by former Comptroller of the Currency Eugene Ludwig), along with three other private investors, would inject $30 million into Jacksonville Bancorp when it closes the Atlantic deal. The holding company, CapGen Capital Group IV LP, would then have more than a 40% ownership stake in Jacksonville Bancorp, the parent company of Jacksonville Bank.
CapGen’s managing director, John Sullivan, who would become a director of Jacksonville Bancorp when the deal closes, said his firm likes the northeast Florida market for its long-term potential for job and population growth.
Bank M&A activity slowed markedly during the past two years in overbuilt markets like Florida because no one could estimate how much declining land values would erode bank values, and investors were afraid to buy before the bleeding stopped.
Non-FDIC-assisted bank and thrift deals in the Southeast dropped from 65 in 2005 to 31 in 2008 and 33 in 2009, according to SNL Financial. This year, six deals had been announced through May 27, totaling $204.8 million.
The CapGen deal “could not have happened a year ago or even six months ago. ... It reflects the stability of values,” Bishop said.
Though most recent private-equity investments have boosted capital, healthier companies have sought infusions to leverage bids on failed banks. This has spurred competition in the Southeast.
CapGen, for example, invested $13.5 million in Seacoast Banking Corp. of Florida in Stuart late last year. Seacoast then raised $200 million to bid on a failed bank, reportedly Riverside National Bank. But the FDIC sold Riverside, along with two others, to Toronto-Dominion in April.
Marinac said he doubts that Jacksonville Bancorp. would have tried to buy Atlantic from the FDIC had things gone that far. Atlantic BancGroup and its Oceanside Bank were each under a regulatory order to raise capital.
Gilbert J. Pomar, the president and CEO of Jacksonville Bank, said his company sought Atlantic BancGroup because it combined “all the right things at the right time,” including a recent capital boost and improving market-value conditions.
Jacksonville Bank was well-capitalized, with an 11.06% total risk-based capital ratio as of March 31. It will be north of 12% the day the deal closes, which is expected late in the third quarter, Pomar said.
“Capital ratios are so important,” he said. The capital is “not just to plug a hole but to give the balance sheet a super-normal capital ratio.”
Top

INDUSTRY NEWS
1.	Rule Phase of Reg Reform Promises to Be Grueling By Joe Adler June 1, 2010 — American Banker
WASHINGTON — Even if lawmakers sign off as expected on a final regulatory reform bill before the July 4 recess, the battle over the legislation will just be a prologue to the longer and much more complicated fight over how the legislation will be implemented.
If conference negotiations produce a law similar to the Senate version of reform, the industry and regulators face a gargantuan task of enacting roughly 120 required rules, not to mention completing scores of mandated reports.
Observers said the assignment for the financial agencies will be unprecedented in recent decades, eclipsing past government overhauls, such as the implementation of post-Sept. 11 changes and the Sarbanes-Oxley law. The new bill calls for not only extensive agency collaboration, but rules from new bodies that must first be created.
“The conditions will be more complex than we’ve ever seen, since regulators will be asked to work in new ways, with consultation and joint rulemaking and through new institutions,” said Margaret Tahyar, a partner at Davis Polk. “It’s the post-SOX regulatory march magnified exponentially.”
As banks lobby fiercely on Capitol Hill, groundwork is being laid for an equally intense engagement process with the regulators, who have the direct role of determining how strict policies will be. Industry representatives said they are still focusing on the legislative process but plan to move on to regulators soon after the bill is signed.
“There is going to be quite a bit of action after this legislation is passed,” said Christopher Cole, a senior regulatory counsel with the Independent Community Bankers of America. “No formal discussions have begun, and that’s just because whenever we’ve met with regulators we’ve asked ‘what if,’ and they’ve always said that’s a big ‘if,’ and meaning it’s a big if ... whether the law passes the way they think it will.”
Total regulatory moves to implement the law, as proposed in the Senate version, could exceed 200 by some estimates. (The House version includes many of the same requirements, but the Senate version goes further. Many observers expect the final version to resemble the Senate bill more than the House bill.)
Among some of the more pressing details, observers said, would be the Federal Deposit Insurance Corp.’s implementing a new system for calculating premiums, and how the Office of the Comptroller of the Currency — which will absorb the Office of Thrift Supervision — will change supervisory policies for federal thrifts.
There are also much broader reform issues, including how to create a new consumer protection regulator and systemic-risk council, enactment of new capital limits and how to restrict proprietary trading under the so-called Volcker Rule.
Among other required issuances are separate regulations by the FDIC and the Federal Reserve Board concerning their respective emergency assistance facilities; joint rules by the bank regulators and the Securities and Exchange Commission requiring securitizers to retain a portion of the credit risk of transferred assets; rules from the Fed governing the concentration limits of large firms; and a regulation by the new consumer financial protection regulator restricting the interchange fees charged by debit card issuers.
“It’s a very, very big, and quick, pile” of rules, said Karen Shaw Petrou, the managing partner of Federal Financial Analytics Inc. “The thing to focus on is not just the number of rules, but the speed with which most of this bill is to be implemented. The new resolution process essentially takes effect upon enactment, and there’s no experience with it. The whole process is dramatically different, and it comes at a time obviously of ongoing significant systemic fragility.”
Tahyar, who has worked on an analysis of the implementation for her firm, estimated 125 required rulemakings under the Senate bill, in addition to 45 reports or studies and 33 rulemakings that agencies are permitted — but not required — to complete. Over a dozen agencies would be involved. Yet she said the breakdown was conservative and “it’s impossible to be precise while the bills are still bouncing around.”
“Where will busy regulators find the time and where will all the expertise come from?” Tahyar said. “What if the regulatory agenda laid out in the statutes, and filling up all the time, pushes aside the space for other emerging agenda items?”
A similar analysis by Sullivan & Cromwell counts more than 250 required and recommended rulemakings and studies in the Senate bill. (It shows that in many cases a single section of the legislation requires multiple acts by a regulator.)
Wayne Abernathy, the American Bankers Association’s executive director of financial institutions policy and regulatory affairs, said his staff’s work to prepare for the implementation is preliminary, but will accelerate once the bill is finalized.
“As soon as it is signed, my staff has to be involved with, one, helping banks cope with the changes, and, two, how to provide the best information to the regulators so they’re implementing it with as much information and understanding as they possibly can,” Abernathy said.
An FDIC spokesman agreed the process will not kick into high gear until final enactment.
“We are reviewing implementation and how to ensure the FDIC can meet any mission that Congress may ask us to perform when the legislation is finalized,” said Andrew Gray, the FDIC’s chief spokesman.
“Implementation is an outgrowth of our ongoing planning process to ensure maximum capabilities to resolve the largest failing banks.”
Even though no formal talks on implementation have begun with Congress yet to reconcile the House and Senate versions, observers said the bill touches on several issues that the industry and regulators have debated domestically and internationally for years.
“Many of the critical rules in the bill are pending in global frameworks, and any of the large institutions have been rightly engaged for awhile particularly on contingent capital, liquidity and ‘living wills’ issues,” Petrou said.
She has been advising clients to talk to the regulatory agencies as much as Congress. “Many of them have ... at very senior levels with the U.S. and global regulators,” she said.

“In any areas where there was some question about statutory authority, that’s obviously been resolved in favor of the regulators. It’s not like somebody just woke up and said, ‘Let’s a have a liquidity rule.’”
But even though banks and regulators have discussed issues raised by the bill ahead of time, the sheer complexity of overhauling the regulatory structure will present new challenges.
Richard Hunt, the president of the Consumer Bankers Association, cited the creation of a new consumer financial protection regulator — which in the Senate bill would be housed under the Fed but many want to make it a separate agency — as an example.
“If it’s a new responsibility of an existing agency, that’s much easier than the creation of a new agency,” Hunt said.
While the eventual consumer protection agency is likely to borrow heavily from existing bank regulators, bankers at the moment have no vehicle to engage officials on how it will be run.
Hunt said the CBA has had “high-level discussions” with various regulators about how the consumer regulator would be staffed, but, he added, “You can’t talk to an agency that doesn’t exist.”
Michael Bleier, a partner at Reed Smith and former assistant general counsel at the Fed, said the “revised regulatory structure ... will make” implementing the overhaul “more complex and longer than in the past.”
The need for multiple agencies to create joint rules will emphasize the importance of cross-regulator panels, such as the Federal Financial Institutions Examination Council, Bleier said.
“The FFIEC may come to play a greater coordinating role than in the past,” he said. “At the same time, Congress will not be very tolerant of delay and will expect the regulatory agencies to fast track many of the likely new rules.”
Abernathy said a priority early on in the process is clear rules from the FDIC on how it would use assets, instead of deposits, to calculate insurance premiums. (The provision was added as an amendment to the Senate bill.)
“They’ll need to establish rules that make clear what gets counted and what doesn’t get counted, and how that information is gathered,” he said.
Also near the top of the regulators’ list are rules to implement the transition of the OTS into the OCC, and how the combined regulator will oversee thrifts. “There are ways the OTS is run that don’t match the way the OCC is run,” Abernathy said.
But after regulators finish such nuts-and-bolts changes, there is still the question of implementing newly conceived reforms, such as the Volcker Rule, named for former Fed chief Paul Volcker. (The Senate bill calls for the rule to be implemented jointly between the Fed, FDIC and OCC.)
“Nothing happens under the Volcker Rule until there is some kind of implementing regulation that sets definitions, tolerances and all kinds of other terms and parameters,” Abernathy said.

Top
2.	Fed Officials Upbeat On U.S. Recovery By In-Soo Nam and William Mallard May 31, 2010 — Wall Street Journal
Two senior Federal Reserve officials were upbeat Monday about the U.S. economic recovery despite the worsening debt crisis in Europe, but gave no indication the Fed is anywhere near raising interest rates.
“Right now, the prospects for continued growth in the U.S. remain relatively solid,” Charles Plosser, the president of the Federal Reserve Bank of Philadelphia, told a news conference during a Bank of Korea seminar in Seoul. “I hope, I anticipate at this point that the U.S. won’t have a double-dip recession.” He added that the European crisis “raises some clouds on the horizon” and that the Fed would have to “be cautious” in response.
Charles Evans, president of the Chicago Fed, said the U.S. recovery is “well under way” but still-low inflation means the central bank should keep rates very low “for an extended period,” in line with its official policy statement.
“Inflation is severely under-running price stability, so it’s still appropriate to keep an accommodative policy,” Mr. Evans told a separate news conference at the Seoul event. “But if the situation turns rapidly, policy will need to respond more quickly.”
A few weeks ago, many analysts expected the Fed to begin raising interest rates by the end of 2010. As the situation in Europe worsened in May, those expectations have been put off and now many analysts don’t expect the Fed to move until 2011.
Mr. Evans said the European crisis would likely damp U.S. exports to a small degree but that for now it wasn’t likely to have a big impact or change the outlook for Fed policy.
Fed Chairman Ben Bernanke, addressing the Seoul conference by video, said the world’s central banks will exit their economic-stimulus policies at different times, weighing local factors as they seek to be neither hasty nor tardy in tightening, U.S. Federal Reserve Chairman Ben Bernanke said.
“Because economic conditions vary, the appropriate timing of the exit is likely to differ across countries,” Bernanke said. “To guide these important decisions, each central bank will have to carefully monitor economic developments in its own jurisdiction.”
Mr. Plosser and Mr. Evans both cited recent improvement in the U.S. labor market as promising signs for the broader recovery and predicted the improvements will continue. Mr. Plosser said many people may be surprised by how fast employment bounces back, while Mr. Evans said that if inflation expectations should surge, the Fed would need to respond quickly—shifting its current emphasis on promoting growth.
Mr. Evans, asked about the outlook for the Fed to sell back some of the massive amount of mortgage-backed securities it has bought in a bid to provide liquidity to the financial system, said he expects this would come after the Fed unwinds other emergency measures.

Top
3.	Bernanke Says Global Recovery Depends On Emerging Markets, Central Banks By Tomoeh Murakami Tse June 1, 2010 — Washington Post
The global economy will depend increasingly on emerging markets to foster strong growth, Federal Reserve Chairman Ben S. Bernanke said, adding that central banks worldwide must carefully weigh the timing of their withdrawals from various economic stimulus programs put in place during the financial crisis.
“The Federal Reserve and many other central banks . . . will have to manage its exit from accommodative policies,” evaluating the risks of a premature exit against the ramifications of leaving them in place for too long, said Bernanke, addressing a conference sponsored by the Bank of Korea in Seoul by video Sunday. “Because economic conditions vary, the appropriate timing of the exit is likely to differ across countries. To guide these important decisions, each central bank will have to carefully monitor economic developments in its own jurisdiction.”
The Fed chief, however, gave no new insight into when his central bank might start tightening credit. Up until recently, many analysts were predicting that the central bank late this year would start raising a key interest rate that has been held near zero since December 2008. But now, with rising concerns about the impact of Europe’s debt crisis on the recovering U.S. economy, more economists are expecting the Fed to sit tight until at least 2011.
Speaking on the sidelines of the Seoul conference Monday, two Fed officials gave upbeat views of the U.S. economy, saying the eurozone crisis, while clouding the outlook, is so far not big enough to throw off the U.S. recovery or impact Fed policy, according to news wire reports.
“The situation in financial markets in Europe does add uncertainty, but at the moment I look for the recovery in the U.S. to continue to improve and I don’t see any changes in my outlook,” said Charles Evans, president of the Federal Reserve Bank of Chicago, according to Reuters.
Charles Plosser, president of the Federal Reserve Bank of Philadelphia, said he did not see any developments in Europe as significant enough to force the central bank to change its policy, according to Reuters.
“I don’t anticipate at this point that the United States in particular will see a double dip” into recession, he said, “but obviously the financial turmoil in Europe raises some clouds.”
Neither Evans nor Plosser has voting rights on the Fed’s interest rate-setting panel, the Federal Open Market Committee. In its latest statement on April 28, the panel said it would hold rates at the extremely low level for an “extended period.”

In his remarks, Bernanke said that emerging economies have become increasingly important to the financial system and global trading, and that they “also have a key role to play in the important efforts to reduce global imbalances in trade and capital flows.”
European Central Bank President Jean-Claude Trichet echoed that sentiment in his own video address to the South Korean audience.
Emerging countries were severely affected by the financial crisis, but “as a group remained a source of strength for the world economy,” he said.
Top
4.	ECB Warns Write-Downs Could Reach $239 Billion Euro-Zone Banks Still Suffering Debt Stress; ‘This Is Big’ By David Enrich and Stephen Fidler June 1, 2010 — Wall Street Journal
In the latest indication that European banks are in ill health, the European Central Bank warned late Monday that euro-zone banks face 195 billion euros ($239.26 billion) in write-downs this year and the next due to an economic outlook that remained “clouded by uncertainty.”
The ECB news, part of its semiannual financial-stability report, comes on the heels of a campaign by governments and central banks to ease sovereign-debt problems in southern Europe. The efforts have failed to calm worries that a banking crisis may be forming on the Continent. That has led to escalating pressure on regulators and governments to do more.
European governments already have cobbled together a 110 billion euro bailout for Greece and a 750 billion euro rescue for other weak economies of the euro zone. The ECB in May launched a series of initiatives to help banks, including the purchases of government debt from banks and the renewal of a program to give cheap six-month loans to banks, while the U.S. Federal Reserve reactivated a swap line to provide European banks with dollars.
The moves helped provide some stability to the banks, but Europe’s intertwined banking system remains stressed. Investors have hammered the sector, banks are stashing near-record amounts of deposits at the ECB — 305 billion euros as of Friday — instead of lending the funds to other institutions, risk-wary U.S. financial institutions are reducing their exposure to euro-zone banks, and U.S. government officials are pushing their case for Europe to disclose publicly the results of stress tests for euro-zone banks.
ECB Vice President Lucas Papademos defended the central bank’s response to the banking crisis and said results of European Union-wide stress tests of banks should be completed in July, providing further details on the capacity of the region’s banks to withstand shocks. The results of stress tests last year of individual banks weren’t released publicly. Some European countries are opposed to the public release of results.
European banks collectively hold hundreds of billions of euros of public and private debt in countries such as Greece, Spain and Portugal. Much of the private debt is tied to depressed real-estate markets, especially in Spain, and with growth prospects anemic, the pressure on outstanding bank loans isn’t expected to diminish anytime soon.

The actions taken so far, while large in scale, “may not be enough,” said Philippe Morel, a senior partner at Boston Consulting Group in Paris. “What’s at risk is the banking system and the ability of banks to provide financing to the economy.”
Like the financial crisis two years ago that was sparked by the unraveling of the U.S. subprime-mortgage industry, Europe’s banking problems originated in a tiny patch of the global economy: Greece.
But the problems run deeper than the highly publicized fiscal woes facing Greece, prompting similar concerns about Portugal, Ireland and Spain. Credit-ratings firms have reduced these countries’ rankings and have warned about possible future downgrades, with Fitch reducing Spain’s triple-A rating by one notch on Friday.
All told, more than 2 trillion euros of public and private debt from Greece, Spain and Portugal is sitting on the balance sheets of financial institutions outside the three countries, according to a Royal Bank of Scotland report last week. Investors, bankers and government officials are worried that as that debt loses value, banks across Europe could be saddled with losses.
“Make no mistake: This is big,” said Jacques Cailloux, RBS’s chief European economist and the report’s author. “We’re talking about systemic risk [and] the potential for contagion.”
Concerns also are mounting about how European banks will finance themselves in coming years. The banks have hundreds of billions of euros in debt maturing by 2012, analysts and bankers say. Replacing those funds could be difficult and costly, given fierce competition for deposits and skittishness among bond investors. The situation has alarmed bankers and government officials, and it helped fuel last week’s selloff in bank stocks.
With funding scarce, some banks are becoming more dependent on the ECB. The central bank has doled out more than 800 billion euros in loans to banks, nearing its all-time high, according to UBS analysts. The ECB warned Monday that the “continued reliance” of some midsize banks on credit from the central bank remains “a cause for concern.”
The U.S. and U.K. moved aggressively in 2008 and 2009 to replenish their banks’ capital buffers, sometimes with taxpayer funds.
Most of Europe didn’t follow suit, because their banking systems were largely spared the carnage of their Anglo-American counterparts. But as a result, most European banks today have thinner capital cushions and heavier debt loads than their U.S. and U.K. rivals, leaving them vulnerable to an economic slowdown.
“Some European banks have less capital and more leverage than their U.S. counterparts and . . . the crisis in Europe seems to have lagged behind that in the U.S. in both the writing off of losses and in the speed of raising more capital,” said Angel Gurria, secretary-general of the Organization for Economic Cooperation and Development, in a speech in May.
OECD figures show that a selection of major U.S. banks are operating with leverage ratios — the ratio of assets to common equity — of between 12 and 17. By comparison, the same ratio for a group of major European banks ranged from 21 to 49, according to the OECD.
European policy makers have been trying to address that disparity by working on a global overhaul of banking regulations, to be enacted in 2012, that would require banks to hold more capital and liquidity. “But the regulatory fixes aren’t going to solve the problem right now,” said Michael Ben-Gad, an economics professor at City University London.
European governments and central bankers had hoped bailing out Greece and launching a liquidity program would relieve immediate pressure on other governments and the banking sector. But that hasn’t happened, and new pressures could arise soon. The ECB last summer doled out 442 billion euros in one-year loans to euro-zone banks. Those loans come due June 30, potentially causing banks to scramble for a fresh source of cash this month.
European officials face calls from the banking industry, the investment community and foreign government leaders, including U.S. Treasury Secretary Timothy Geithner, to redouble efforts to stabilize the banking system through new initiatives.
RBS’s Mr. Cailloux argues that the ECB should expand its recently launched program to buy government bonds and should broaden the effort to include private-sector debt as well.
That could ease concerns that banks will suffer heavy losses, potentially blowing holes in their balance sheets, on their portfolios of sovereign and corporate bonds tied to some European economies. But such a move also could expose the central bank to potential losses.
The ECB had no comment on calls to increase the size of the bond-buying program.
Top
The Daily News Brief is published exclusively for the Employees of TD Bank; please do not distribute outside the company.
The information presented may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. The following factors, among others, could cause or contribute to such material differences: the ability to obtain the approval of the transaction by The South Financial Group, Inc. shareholders; the ability to realize the expected synergies resulting from the transaction in the amounts or in the timeframe anticipated; the ability to integrate The South Financial Group, Inc.’s businesses into those of The Toronto-Dominion Bank in a timely and cost-efficient manner; and the ability to obtain governmental approvals of the transaction or to satisfy other conditions to the transaction on the proposed terms and timeframe. Additional factors that could cause The Toronto-Dominion Bank’s and The South Financial Group, Inc.’s results to differ materially from those described in the forward-looking statements can be found in the 2009 Annual Report on Form 40-F for The Toronto-Dominion Bank and the 2009 Annual Report on Form 10-K of The South Financial Group, Inc. filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
The proposed merger transaction involving The Toronto-Dominion Bank and The South Financial Group, Inc. will be submitted to The South Financial Group, Inc.’s shareholders for their consideration. Shareholders are encouraged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. Shareholders will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about The Toronto-Dominion Bank and The South Financial Group, Inc., without charge, at the SEC’s internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the proxy statement/prospectus can also be obtained, when available, without charge, by directing a request to The Toronto-Dominion Bank, 15th floor, 66 Wellington Street West, Toronto, ON M5K 1A2, Attention: Investor Relations, 1-866-

486-4826, or to The South Financial Group, Inc., Investor Relations, 104 South Main Street Poinsett Plaza, 6th Floor, Greenville, South Carolina 29601, 1-888-592-3001.
The Toronto-Dominion Bank, The South Financial Group, Inc., their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding The Toronto-Dominion Bank’s directors and executive officers is available in its Annual Report on Form 40-F for the year ended October 31, 2009, which was filed with the Securities and Exchange Commission on December 03, 2009, and in its notice of annual meeting and proxy circular for its most recent annual meeting, which was filed with the Securities and Exchange Commission on February 25, 2010. Information regarding The South Financial Group, Inc.’s directors and executive officers is available in The South Financial Group, Inc.’s proxy statement for its most recent annual meeting, which was filed with the Securities and Exchange Commission on April 07, 2010. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.